UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38904

FLEX LNG Ltd.
(Translation of registrant’s name into English)

Par-La-Ville Place
14 Par-La-Ville Road
Hamilton
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release of FLEX LNG Ltd. (the “Company”), dated June 24, 2025, announcing that the Company has approved a long-term incentive plan and has granted synthetic options to certain members of management and employees of the Company.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268367) with an effective date of December 7, 2022, the Company’s Registration Statement on Form F-3ASR (File No. 333-282473) with an effective date of October 2, 2024 and the Company’s Registration Statement on Form S-8 (File No. 333-275460) with an effective date of November 9, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG Ltd. (registrant)
By:	/s/ Knut Traaholt
Name: Knut Traaholt
Title: Chief Financial Officer of Flex LNG Management AS (Principal Financial Officer of FLEX LNG Ltd.)
Date: June 24, 2025

Exhibit 99.1
Flex LNG – Announces Long-term Incentive Plan
June 24, 2025
Hamilton, Bermuda
The Board of Directors of Flex LNG Ltd (“Flex LNG” or the “Company”) has approved a long-term incentive plan (the “LTIP”) and hereby announces that up to 187,142 synthetic options have today been granted to management and employees of the Company. The synthetic options will have a five-year term expiring June 24, 2030, and will vest over a three-year vesting period as follows:
* 1/3 of the synthetic options will vest on June 24, 2026
* 1/3 of the synthetic options will vest on June 24, 2027
* 1/3 of the synthetic options will vest on June 24, 2028
The exercise price of the synthetic options is USD 23.75. The exercise price will further be adjusted for any distribution of dividends made before the relevant synthetic options are exercised.
The synthetic options granted to the CEO and the CFO are subject to a cap on maximum annual gain equal to two times the annual base salary at the time of exercise of the synthetic options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise. The synthetic options have been granted according to the rules of the Company’s synthetic option scheme approved by the Board of Directors of the Company.
Please see the attached forms of notification of transactions by primary insiders for the granting of the synthetic options.
This information is subject to the disclosure requirements pursuant to article 19 of Regulation EU 596/2014 (MAR) and section 5-12 of the Norwegian Securities Trading Act.

The Board of Directors
Flex LNG Ltd

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL
RESEPONSIBILITIES (PDMR) AND PERSONS CLOSELY ASSOCIATED WITH THEM
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Knut Traaholt
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
a)	Business name	Flex LNG Ltd
b)	LEI code	21380084THHU3MPC3647
4	Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type pf transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
a)	Description of the financial instrument/type of instrument Identification code
Synthetic options giving a right to cash settlements depending on the development of the share price of the shares of Flex LNG Ltd (ISIN: BMG359472021)

Synthetic options relating to the shares of Flex LNG Ltd (ISIN: BMG359472021)

b)	Nature of the transaction	Granting of synthetic options relating to the shares of Flex LNG Ltd
c)	Price(s) and volume(s)	Currency	Price(s)	Volume(s)
		NOK	0	61,043

d)	Aggregated information - Aggregated volume - Aggregated price	61,043 synthetic options NOK 0
e)	Date of the transaction	2025-06-24
f)	Place of the transaction	XOFF – Outside a trading venue

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL
RESEPONSIBILITIES (PDMR) AND PERSONS CLOSELY ASSOCIATED WITH THEM
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Halfdan Marius Foss
2	Reason for the notification
a)	Position/status	Interim Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
a)	Business name	Flex LNG Ltd
b)	LEI code	21380084THHU3MPC3647
4	Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type pf transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
a)	Description of the financial instrument/type of instrument Identification code
Synthetic options giving a right to cash settlements depending on the development of the share price of the shares of Flex LNG Ltd (ISIN: BMG359472021)

Synthetic options relating to the shares of Flex LNG Ltd (ISIN: BMG359472021)

b)	Nature of the transaction	Granting of synthetic options relating to the shares of Flex LNG Ltd
c)	Price(s) and volume(s)	Currency	Price(s)	Volume(s)
		NOK	0	82,724

d)	Aggregated information - Aggregated volume - Aggregated price	82,724 synthetic options NOK 0
e)	Date of the transaction	2025-06-24
f)	Place of the transaction	XOFF – Outside a trading venue